SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


                               FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                    Commission File Number: 1-4908


                       The TJX Companies, Inc.
        (Exact name of registrant as specified in its charter)

  770 Cochituate Road, Framingham, Massachusetts 01701 (508)390-1000 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                   Preferred Stock Purchase Rights
       (Title of each class of securities covered by this Form)


               Common Stock, $1.00 par value per share


            9 1/2% Sinking Fund Debentures due May 1, 2016


           Series C Cumulative Convertible Preferred Stock
                     ($1.00 par value per share)

 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   X            Rule 12h-3(b)(1)(ii)
     Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(2)(i)
     Rule 12g-4(a)(2)(i)                Rule 12h-3(b)(2)(ii)
     Rule 12g-4(a)(2)(ii)               Rule 15d-6
     Rule 12h-3(b)(1)(i)   X

     Approximate number of holders of record as of the certification or notice date: 0
                               Page 2.


     Pursuant to the requirements of the Securities Exchange Act of 1934 The TJX Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: January 2, 1996                   By: /s/ Donald G. Campbell
                                        Senior Vice President, Finance